

June 26, 2024

Doug Bouquard
Chief Executive Officer
TPG RE Finance Trust, Inc.
888 Seventh Avenue, 35th Floor
New York, NY 10106

> **Re: TPG RE Finance Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2024**
> **File No. 333-280402**

Dear Doug Bouquard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zach Swartz, Esq.